NR08-28

November 13, 2008

Cardero Provides Update on the Pampa El Toro

Iron Sand Project, Marcona District, Southern Peru

Commercial Scale Melting Test Initiated

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) is pleased to provide an update on the Pampa El Toro (PET) iron sands project, located in the Marcona district, Peru.  Cardero is currently focusing on two production scenarios for PET iron concentrate, involving near-term iron concentrate production and medium-term pig iron production.  The first scenario involves early production of a direct-shipping iron oxide (magnetite) concentrate that could be used as a sinter feed or pelletized into blast furnace feed.  The second scenario involves combining the magnetite concentrate with a reductant and melting in an electric arc furnace (EAF) to produce high quality pig iron along with titanium and vanadium by-products.

PROGRESS SUMMARY

Testing, modification and optimization of the magnetic separation pilot plant at the property has been completed on-schedule and under budget.  Laboratory results indicate that the concentrate produced during the pilot plant tests contains 55.5% iron, upgraded from 5% in raw sand feed.  In addition, bench-scale test work, completed by RDI Consultants, Denver, indicates that the iron concentrate can be further upgraded to 62.8% iron by screening out a portion of the concentrate that has a high relative concentration of silica.  One tonne of iron ore concentrate has been shipped to the Natural Resources Research Institute (NRRI), Minnesota and test work is underway to further concentrate it through screening and other mineral separation techniques, targeting the production of a concentrate grade of 64% iron, which would be suitable for blast furnace sinter feed production.  Iron fines for sinter feed production represent a large part of the iron input units market for integrated steel makers.

Cardero has retained SRK Consulting (Johannesburg) to complete a resource estimate and scoping study utilizing the information from the 120 resource definition drillholes at PET.  SRK estimates that the results of the resource estimate will be completed in January 2009.  The scoping study and Preliminary Economic Assessment will be completed thereafter.

Moving towards pig iron production, a commercial-scale melting test has been initiated in the United States.  A 40 tonne consignment of PET iron concentrate shipped from Peru has cleared US customs.  Melting tests will commence in the coming weeks and will be described more fully in subsequent news releases.  Results are expected early in 2009.

IRON CONCENTRATE PRODUCTION

Pilot Plant Performance

Laboratory analysis of representative concentrate samples collected at regular intervals from the pilot plant stream indicates that the 46 tonnes of iron concentrate produced in May 2008 contain 55.5% iron (upgraded from 5% iron in the raw sand feed).  The concentrate will be further characterized upon receipt at NRRI using more precise iron industry-standard techniques.

Further Concentrate Upgrade

Bench-scale test work undertaken by RDI Consultants has demonstrated that the PET concentrate can be upgraded to 62.8% iron through physical screening so as to eliminate certain material in the concentrate with a high relative concentration of silica.

One tonne of iron ore concentrate produced from the PET pilot plant (through a simple two-stage dry magnetic separation process) has been shipped to NRRI and test work is underway to further upgrade it for the blast furnace sinter feed testing program.  Other common mineral processing separation techniques will also be explored, targeting the production of a 64% iron concentrate.

PIG IRON PRODUCTION

In September 2008, a formal agreement was entered into with a U.S. government testing facility to carry out extensive commercial-scale melting tests on PET concentrate.  A melting test program has been designed to produce a premium-quality pig iron product (96-98% iron, 2-4% carbon and less than 0.05% deleterious elements), along with a vanadium and titanium enriched slag.  Previous bench-scale testing of samples from the Iron Sands project has successfully produced high-grade pig iron on three separate occasions and Cardero is therefore very confident about demonstrating the viability of high-grade pig iron production at the industrial level.

Pig iron production testing is expected to commence in November 2008.  Slag generated from the pig iron production tests will be used in a subsequent test program to confirm concentrating and recovery technologies for vanadium and titanium suitable for application at a commercial plant.

Qualified Person

EurGeol Mr. Keith J. Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and an employee.

The programs with respect to the PET pilot plant production of the iron sand concentrate were designed by Glenn Hoffman, President & CEO and Dr. S. Jayson Ripke, Vice President - Technical of Cardero Iron Ore Management (USA) Inc. (a wholly owned subsidiary of Cardero Iron Ore Company Ltd. responsible for carrying out the Company’s iron ore processing programs).  Mr. Hoffman and Dr. Ripke are responsible for all on-site aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ACME Analytical Laboratories in Vancouver, B.C. for sample preparation and assay.  ACME Laboratory`s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.

About Cardero Resource Corp.

Cardero’s focus through 2008 is to realise the considerable value it believes is locked in the Company’s significant iron ore assets in the Marcona District of southern Peru and in Minnesota, USA, while continuing to progress its base and precious metal exploration projects in Argentina and Mexico.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the New York Stock Exchange Alternext-US (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 27E of the Securities Exchange Act of 1934, as amended.  Such statements include, without limitation, statements regarding the timing, cost and nature of future anticipated exploration programs and the results thereof, the potential results of upgrading tests on Pampa el Toro concentrates, the suitability of Pampa el Toro concentrate for making pig iron and the nature of that pig iron, the timing of the completion of the SRK Pampa el Toro resource estimate and Scoping Study/Preliminary Economic Evaluation Technical Report and the anticipated results thereof, the discovery and delineation of mineral deposits/resources/reserves at the Company’s Pampa el Toro Iron Sands project, the potential results of melting tests on the Pampa el Toro concentrate, the proposed production of a direct shipping magnetite concentrate from Pampa el Toro, the anticipated production of a 64% iron concentrate and the potential recovery of titanium and vanadium from Pampa el Toro concentrate melting slag.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies, including those detailed above, and other risks identified in the Company’s most recent Annual Information Form and Form 40F annual report, which may be viewed at www.sedar.com and www.sec.gov, respectively.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.